EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Cyberonics, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-56022) on Form S-3 and (Nos. 333-143821, 333-125401, 333-108281, 333-102521, 333-97095, 333-81158, 333-76368, 333-74948, 333-66014, 333-56694, 333-40570, 333-91303, 333-77361, 333-66691, 333-66689, 333-66687, 333-49905, 333-33725 and 333-19785) on Forms S-8 of Cyberonics, Inc. of our reports dated July 6, 2007, with respect to the consolidated balance sheets of Cyberonics, Inc. and subsidiary as of April 27, 2007 and April 28, 2006, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for the 52 weeks ended April 27, 2007, April 28, 2006, and April 29, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of April 27, 2007 and the effectiveness of internal control over financial reporting as of April 27, 2007, which reports appear in the April 27, 2007 annual report on Form 10-K of Cyberonics, Inc.
Our audit report on the consolidated financial statements contains an explanatory paragraph that states that, effective April 29, 2006, the Company has changed its method of accounting for share-based payments.
Our audit report on the consolidated financial statements also contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, received a Notice of Default and demand letter and Notice of Acceleration for the $125 million senior subordinated convertible notes and incurred a potential default of the $40 million Line of Credit. These matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Houston, Texas
July 6, 2007